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                             January 18, 2023

       Matthew Anderson
       Chief Financial Officer
       I-Minerals Inc.
       1100     1199 West Hastings Street
       Vancouver, B.C. V6E 3T5

                                                        Re: I-Minerals Inc.
                                                            Schedule 13E-3
filed on January 4, 2023
                                                            File No. 005-89452
                                                            Preliminary Proxy
Statement on Schedule 14A filed on January 3, 2023
                                                            File No. 000-55321

       Dear Matthew Anderson:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       All comments below refer to disclosure located in the preliminary proxy statement.

       Schedule 13E-3 filed January 4, 2023 and Preliminary Proxy Statement filed on January 3, 2023

       Terms and Consideration, page vi

   1. Refer to the last bullet point on page vi and the first bullet point on page vii. Please expand the disclosure
to explain the difference between the Set Off described on page vi and the "balance of
debt owed to BV" transfer described on page vii. In addition, please also expand the
disclosure to indicate whether the Company will owe BV Lending any additional funds
related to the $450,000 promissory note to the extent that any expected tax refund is less than
$450,000.
       Reasons for the Recommendation of the Company's Special Committee and the Company's
       Board, page 11

   2. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally
 Matthew Anderson
I-Minerals Inc.
January 18, 2023
Page 2
       relevant to each filing person   s fairness determination and should be
discussed in
       reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-
       17719 (April 13, 1981). Please revise this section of the proxy statement to include the factors described in clauses (i), (iii), (iv), (v) and (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the
Board   s fairness
       determination.
Shareholder Approval, page 13

3. Refer to clause (ii) in this paragraph. Please advise if the terms "interested parties,"
       "related parties" and "joint actors" include officers and directors of the Company. Please note that the staff considers officers and directors of the Company to be affiliates when considering whether the reference is sufficiently specific to satisfy
Item 1014(c) of
       Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-
       3(a)(1).
Certain Effects of the Disposition, page 14

4. Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A.
       Refer to Exchange Act Rule 13e-3(e) and Item 7 of Schedule 13E-3.
General

5. The order of the proposals described in the proxy statement does not match the order of the proposals on the proxy card itself. Please revise accordingly.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                                Sincerely,
FirstName LastNameMatthew Anderson
                                                                Division of
Corporation Finance
Comapany NameI-Minerals Inc.
                                                                Office of
Mergers & Acquisitions
January 18, 2023 Page 2
cc:       Charles Hethey
FirstName LastName